Exhibit 6.4.2

AMENDMENT TWO TO
DIRECT VALUE ADDED RESELLER AGREEMENT

This amendment (“Amendment”) to the Agreement identified below is entered into by and between Juniper Networks, as set forth, defined, and identified in the Agreement (“Juniper Networks”) and VirtualArmor LLC (“Reseller”) and VirtualArmour International, Inc. (“Assignee”). This Amendment is effective as of the date of last signature below (the “Effective Date”).

Whereas, Juniper and Reseller entered into a Direct Value Added Reseller Agreement on or about November 19, 2014 (the “Agreement”);

Whereas, the parties desire to amend certain terms of the Agreement; Now, therefore, the parties agree to amend the Agreement as follows:

1.
Reseller hereby assigns the rights and delegates the obligations of Reseller under the Agreement to Assignee. Assignee agrees to accept the assignment of Reseller’s rights and obligations under the Agreement.

2.	The parties agree to add Juniper Networks International B.V. as a party to the Agreement.

3.	Definitions. The following new definition is hereby added to Section 1 (Definitions):

“Multi-Territory Accounts” are End Users whose primary headquarters are located within the authorized Territory but i) who have branch or remote offices, connected to the network of the primary headquarters location, which are located outside of the authorized Territory; ii) who would like to procure Products or Services from Reseller; and iii) who Juniper, in its sole discretion, identifies and approves in writing as a “Multi-Territory Account” that Reseller is allowed to market, sell and provide Products and Services to outside the Territory.

4.	Appointment. The first and second sentences only of Section 2.1 (Appointment) are hereby deleted and replaced with the following new sentences:

“Subject to the terms and conditions of this Agreement, Juniper authorizes Reseller to purchase Products and Services directly from Juniper for the sole purpose of marketing, selling and distributing such Products and Services to End Users located within the Territory. Sales of Products and Services outside the authorized Territory are also allowed to authorized Multi-Territory Accounts provided that such Multi-Territory Account has been approved in writing and in advance by Juniper.”

3.
Delivery; Shipping Terms; Title; Risk of Loss. The parties agree to delete from the Agreement the section titled ‘Delivery; Shipping Terms; Title; Risk of Loss’ and replace it with the following new Section titled ‘Delivery; Shipping Terms; Title; Risk of Loss’:

“Delivery; Shipping Terms; Title; Risk of Loss. Reseller understands and agrees the terms below in this Subsection, as supplemented by the additional delivery terms posted at https://partners.juniper.net/sites/partnercenter/assets/tools-resources/logistics-value-added-reseller terms.docx (or such other URL that Juniper identifies from time to time), as amended by Juniper in its sole discretion from time to time (“FTD Supplement”), are the sole and exclusive terms of delivery and supersede all additional or inconsistent terms of any purchase order. Any modifications to the FTD Supplement will not apply to purchase orders accepted prior to posting of the modifications.

a. General.  All purchase orders must indicate the applicable Incoterms and named place of delivery per the instructions set forth in the FTD Supplement. Prior written agreement from an authorized Juniper Trade Compliance representative is required for any drop shipments. Unauthorized drop shipments are not permitted. Drop shipments will be subject  to  additional  restrictions  and  fees. Partial shipments are allowed unless otherwise agreed by Juniper in a signed writing. Product shall be packed in standard commercial packaging, unless otherwise agreed upon in advance and in writing by the parties.

b. Title and Risk of Loss. Risk of loss or damage to Products (excluding Software) shall pass to Reseller in accordance with applicable Incoterms. Title to Hardware will pass to Reseller as specified in the FTD Supplement. Any related Software is licensed and title thereto is retained by Juniper or its licensors.

c. Standard Delivery Terms for Hardware. Delivery terms are FCA (Incoterms 2010) except for purchase orders for which Reseller has elected to receive shipment under Juniper Logistics Value Added Services (“LVAS”) program as described in subsection (d), below.

i.	The FCA named place is the location designated by Juniper in Table I of the FTD Supplement.

ii.
Reseller is responsible for all freight charges and all other fees, charges and costs associated with transit from delivery point, as defined in the FTD Supplement. If Reseller has not arranged for direct payment of carrier or forwarder identified in its purchase order, then Juniper reserves the right to either pay such charges for the account of Reseller and invoice Reseller therefor, or, at Juniper’s election, pay such charges for its own account and invoice Reseller the Logistics Services Fee applicable per Table II of the FTD Supplement had Reseller elected “Prepay and Add” LVAS option. Reseller agrees to pay any such invoiced costs, charges and fees on standard invoice payment terms under the Agreement.

iii.	Reseller acknowledges that the FTD Supplement specifies the consequences of delayed pickup by Reseller.

iv.
Reseller is responsible for designating forwarder/carrier and for providing appropriate shipping instructions not inconsistent with this Agreement or the FTD Supplement. In the absence of specific shipping instructions from Reseller, Juniper will select the carrier and will ship by the method it deems most advantageous. Notwithstanding the foregoing, Juniper reserves the right to select the freight forwarder for international shipments. The selected carrier will not be the agent of Juniper.

v.
LVAS Terms. Reseller may, in certain Territories, participate in a Juniper LVAS program that offers for a fee one or more enhanced logistics service options under the LVAS program in accordance with Table II of the FTD Supplement and applicable notes stated in the FTD Supplement. In the “Notes” field of each qualified purchase order for which Reseller elects to have one of the options of the LVAS program apply, Reseller must conspicuously identify the applicable LVAS option in accordance with the FTD Supplement. For clarity, it is noted that LVAS is not available in all Territories or jurisdictions.”

4.
Notices. The parties agree that the “If to Juniper Networks” address set forth in the subsection titled ‘Notices’ of the Agreement is hereby changed from “1194 North Matilda Avenue, Sunnyvale, CA 94089” to “1133 Innovation Way, Sunnyvale, CA 94089”.

5.	Miscellaneous.

a.	Except as specifically amended herein, the Agreement shall remain in full force and effect as written.

b.	All capitalized terms not defined herein shall have the same meaning as in the Agreement.

c.
Original signatures transmitted and received via facsimile or other electronic transmission of a scanned document (e.g. .pdf or similar format) are true and valid signatures for all purposes hereunder and shall bind the parties to the same extent as that of an original signature. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original document and all of which taken together shall constitute one agreement.

d.	All other terms and conditions of the Agreement remain unchanged, valid and binding.

IN WITNESS WHEREOF, the parties have duly executed this Amendment and agree to be bound thereby

VirtualArmor LLC	Juniper Networks (US), Inc.
/s/ Matthew Brennan	/s/ Sabiha Chunawala
Name: Matthew Brennan Title: President	Name: Sabiha Chunawala Title: VP, Deputy General Counsel
Date: 29-Dec-2016 | 15:21 PST	Date: 29-Dec-2016 | 15:23 PST

VirtualArmour International, Inc.	Juniper Networks International BV
/s/ Todd Kannegieter	/s/ Hans Albers
Name: Todd Kannegieter Title: CEO	Name: Hans Albers Title: Director, Legal
Date: 30-Dec-2016 | 12:31 PST	Date: 29-Dec-2016 | 23:05 PST

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